                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              COMFORCE CORPORATION
================================================================================
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
================================================================================
                         (Title of Class of Securities)

                                   20038K109
================================================================================
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
================================================================================
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 3, 1997
================================================================================
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Check the following box if a fee is being paid with this Statement.
(A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                  13D

(1)      Name of Reporting Person                                                        Infinity Investors Limited
         I.R.S. Identification                                                                                 N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                     (a) [X]
         Member of a Group*                                                                                 (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                        WC

(5)      Check Box if Disclosure of Legal                                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                            207,603
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                           86,556
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                       207,603
                                                     Power
               with:
                                            (10)     Shared Dispositive                                      86,556
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                294,159
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                    [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                       2.2%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                               CO


*        SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D

(1)      Name of Reporting Person                                                          Seacrest Capital Limited
         I.R.S. Identification                                                                                  N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                     (a) [X]
         Member of a Group*                                                                                 (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                        WC

(5)      Check Box if Disclosure of Legal                                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                             29,250
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                          264,909
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                        29,250
                                                     Power
               with:
                                            (10)     Shared Dispositive                                     264,909
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                294,159
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                    [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                       2.2%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                               CO



*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D

(1)      Name of Reporting Person                                                           Fairway Capital Limited

         I.R.S. Identification                                                                                  N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                     (a) [X]
         Member of a Group*                                                                                 (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                        WC

(5)      Check Box if Disclosure of Legal                                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                             31,530
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                          262,629
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                        31,530
                                                     Power
               with:
                                            (10)     Shared Dispositive                                     262,629
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                294,159
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                    [ ]
         Row (11) Excludes Certain Shares*


(13)     Percent of Class Represented by                                                                       2.2%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                               CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D

(1)      Name of Reporting Person                                           Infinity Emerging Opportunities Limited
         I.R.S. Identification                                                                                  N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                     (a) [X]
         Member of a Group*                                                                                 (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                        WC

(5)      Check Box if Disclosure of Legal                                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                             17,183
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                          276,976
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                        17,183
                                                     Power
               with:
                                            (10)     Shared Dispositive                                     276,976
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                294,159
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                    [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                       2.2%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                               CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D

(1)      Name of Reporting Person                                                             Global Growth Limited
         I.R.S. Identification                                                                                  N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                     (a) [X]
         Member of a Group*                                                                                 (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                        WC

(5)      Check Box if Disclosure of Legal                                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                                    Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                              8,593
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                          285,566
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                         8,593
                                                     Power
               with:
                                            (10)     Shared Dispositive                                     285,566
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                                294,159
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                                    [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                       2.2%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                               CO


*         SEE INSTRUCTIONS

                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2


                             INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of COMFORCE Corporation, a Delaware corporation (the "Issuer"), filed jointly by (i) Infinity Investors Limited, (ii) Seacrest Capital Limited, (iii) Fairway Capital Limited, (iv) Infinity Emerging Opportunities Limited and (v) Global Growth Limited, each Nevis, West Indies business corporations (collectively, the "Reporting Persons") on March 11, 1997 (the "Original Filing"), as amended by Amendment No. 1 to the Original Filing on April 9, 1997 ("Amendment No. 1"), Amendment No. 2 to the Original Filing on April 14, 1997, ("Amendment No. 2") and Amendment No. 3 to the original Filing on June 11, 1997 ("Amendment No. 3") is further amended and supplemented by this Amendment No. 4 as set forth herein. Except as otherwise provided herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to such terms in the Original Filing.


1.       SECURITY AND ISSUER.

         NOT AMENDED.

2.       IDENTITY AND BACKGROUND.

         NOT AMENDED.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended to add the following:

         As further described in further detail in Item 5 below, the Reporting Persons sold an aggregate of 519,600 shares of Common Stock of the Issuer in separate open market transactions during that period from June 10, 1997 through July 14, 1997 decreasing its position to less than five percent (5%) of the Issuer's outstanding Common Stock.

4.       PURPOSE OF TRANSACTION.

         NOT AMENDED.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5(a) is hereby amended and restated, in its entirety, to read as follows:

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 294,159 shares of Common Stock (of which an aggregate of 264,928 shares of Common Stock are acquirable upon exercise of the December
                           Warrants, the February Warrants and the Additional Bridge Warrants) constituting approximately 2.2% of the outstanding Common Stock of the Issuer (based on 13,259,025 shares of Common Stock outstanding at May 5, 1997 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

         The response to Item 5(b) is hereby amended and restated in its entirety, as follows:

         (b) Each of the Reporting Persons believes that it has sole voting and dispositive power over the Shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Shares held by the other Reporting Persons. Furthermore, upon acquisition of any Warrant Shares, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the Warrant Shares acquired as a result thereof, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Warrant Shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those Shares or Warrant Shares over which it does not have sole voting and dispositive power.

                           The table below summarizes the number of Shares, December Warrant Shares, February Warrant Shares and Additional Bridge Warrants over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:


               COMMON STOCK           DECEMBER WARRANT SHARES     FEBRUARY WARRANT SHARES     ADDITIONAL BRIDGE WARRANTS
         ------------------------   --------------------------   ------------------------     --------------------------
            SOLE         SHARED         SOLE         SHARED         SOLE         SHARED          SOLE          SHARED
           VOTING/       VOTING/       VOTING/       VOTING/       VOTING/       VOTING/         VOTING/       VOTING/
         DISPOSITIVE  DISPOSITIVE   DISPOSITIVE    DISPOSITIVE   DISPOSITIVE  DISPOSITIVE     DISPOSITIVE    DISPOSITIVE
         -----------  -----------   -----------    -----------   -----------  -----------     -----------    -----------
Infinity     15,719         13,512     155,884         43,044        12,000        10,000          24,000       20,000

Seacrest          0         29,231      29,250        169,678             0        22,000               0       44,000

Fairway       5,736         23,495      13,794        185,134         4,000        18,000           8,000       36,000

Emerging      5,183         24,048           0        198,928         4,000        18,000           8,000       36,000
Opp.

Global        2,593         26,638           0        198,928         2,000        20,000           4,000       40,000
Growth

         The response to Item 5(c) is hereby amended to add the following:

         (c) During the period from June 10, 1997 through July 14, 1997, the Reporting Persons disposed of an aggregate of 519,600 Shares of Common Stock of the Issuer in the open market. The total sales proceeds derived from these transactions was $3,379,292.50. Specifically, the Reporting Persons listed below effected the following market trades on the dates indicated:

                                                Reporting Persons
                                            --------------------------
                                 Date         Infinity       Seacrest      Fairway  Price/Share     Amount
                             -------------  -------------  -------------  --------- ----------- ------------

                               6/10/97           3,150          1,350         --     6.3472    $   28,562.40

                               6/11/97          18,900          8,100         --     6.2546       168,874.20

                               6/24/97           3,290          1,410         --     6.2500        29,375.00

                               6/25/97           3,920          1,680         --     6.2500        35,000.00

                               6/26/97          26,600         11,400         --     6.2500       237,500.00

                               7/2/97           14,000          6,000         --     6.3141       126,282.00

                               7/3/97          127,281         27,519         --     6.5321     1,011,169.08

                               7/7/97           31,300             --         --     6.5921       206,332.73

                               7/8/97           30,000             --         --     7.0127       210,381.00

                               7/9/97           12,400             --         --     6.9773        86,518.52

                               7/10/97          35,000             --         --     6.5943       230,800.50

                               7/11/97          57,300             --         --     6.3879       366,026.67

                               7/14/97          55,000             --     44,000     6.4896       642,470.40
                                                                                               -------------
                                                                                               $3,379,292.50
                                                                                               =============

                           In addition, the Reporting Person reports that the Issuer issued the following number of shares of restricted stock on June 27, 1997 in lieu of interest payable to such Reporting Persons in connection with the transactions described herein.

                                         Reporting Person                       Interest Shares
                                         ----------------                       ---------------
                                            Infinity                                  15,545
                                            Seacrest                                       0
                                            Fairway                                    5,183
                                            Emerging Opp.                              5,183
                                            Global Growth                              2,593

                           Except as specifically set forth herein, the Reporting Persons have not effected any transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days.

         (d)               NOT AMENDED.

                           The response to Item 5(e) is hereby amended and restated, in its entirety, as follows:

                           (e) The Reporting Persons ceased to beneficially own five percent (5%) of the Common Stock of the Issuer on July 3, 1997.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NOT AMENDED.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         NOT AMENDED.

                                   SIGNATURE

              After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date:  July 22, 1997

                                   INFINITY INVESTORS LIMITED


                                   By:  /s/ James A. Loughran
                                        --------------------------------------
                                        James A. Loughran
                                        Director

                                   SEACREST CAPITAL LIMITED


                                   By:  /s/ James E. Martin
                                        --------------------------------------
                                        James E. Martin
                                        President

                                   FAIRWAY CAPITAL LIMITED


                                   By:  /s/ James E. Martin
                                        --------------------------------------
                                        James E. Martin
                                        President

                                   INFINITY EMERGING
                                   OPPORTUNITIES LIMITED


                                   By:  /s/ James E. Martin
                                        --------------------------------------
                                        James E. Martin
                                        Director

                                   GLOBAL GROWTH LIMITED


                                   By:  /s/ James E. Martin
                                        --------------------------------------
                                        James E. Martin
                                        Director

                    Attention: Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).